Exhibit 99.1

Qunar Appoints Denise Peng as COO

BEIJING, December 3, 2013 — Qunar Cayman Islands Limited (Nasdaq:QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced the appointment of Ms. Denise Peng as the Company’s chief operating officer (“COO”), effective December 2, 2013. Her responsibilities will cover sales, marketing, operations, and corporate development.

“We are delighted that Denise will bring her vast experience in the online search arena and her deep understanding of Qunar to the role of COO,” said Chenchao “CC” Zhuang, chief executive officer and co-founder of Qunar. “Her eight years of experience at Qunar ideally position her to make an immediate impact. I look forward to working closely with her as we continue to expand our market share and deliver the best travel search experience in the market.”

Ms. Peng commented, “I would like to thank the Board for giving me the opportunity to help take Qunar’s operations to the next level through our focus on providing Chinese travelers with the best user experience across PC and mobile platforms.”

Prior to her promotion to COO, Ms. Peng served as Qunar’s executive vice president responsible for the Company’s sales and marketing. She has over 10 years of experience in Internet search technology and the broader online sector, having held roles covering sales, marketing and commercial operations. Ms. Peng was also a founding member of Shawei.com, China’s leading sports portal, which was acquired by The Tom Group in 2000.

Ms. Peng holds a BS in Information Processing and Smart Identification with a minor in enterprise management from the Harbin Institute of Technology. She also holds an EMBA from the China Europe International Business School.

About Qunar

Qunar is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: +86-10-5760-3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com